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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)




                          M.H. Meyerson & Co., Inc.
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                              (Name of Issuer)






                   Common Stock, Par Value $.01 Per Share
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                        (Title of Class of Securities)

                                   55301Q
                         --------------------------
                              (CUSIP Number)



    Eugene Whitehouse, Vice President, 525 Washington Blvd., Jersey City,
    New Jersey 07310   (201) 459-9500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                              January 29, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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                              SCHEDULE 13D


CUSIP No. 55301Q                               Page    2    of   4   Page


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     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
              Duke & Co., Inc.
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
2                                                                  (b) [ ]

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     SEC USE ONLY
3

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     SOURCE OF FUNDS
4
                        Not applicable
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(D) OR 2(E) [ ]

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
                     Florida
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Number of              SOLE VOTING POWER
Shares Owned    7
By Each                                 0
Reporting   ------------------------------------------------------------------
Person                  SHARED VOTING POWER
With            8
                                        0
            ------------------------------------------------------------------
                        SOLE DISPOSITIVE POWER
                9
                                        0
            ------------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
               10
                                        0
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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                        0
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       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                       [  ]
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       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                        0
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14     TYPE OF REPORTING PERSON
                                      B/D
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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.10 per share (the "Common Stock"), of M.H. Meyerson & Co., Inc., a New Jersey corporation (the "Issuer"), with its principal executive offices at 525 Washington Blvd., Jersey City, New Jersey 07310.


Item 2.  Identity and Background.

         This statement is being filed by Duke & Co., Inc. (the "Company"). The Company was formed under the laws of the State of Florida. The Company's principal business is acting as a Broker/Dealer. The address of the Company's principal business is 909 Third Ave., New York, New York 10022.

         (d). During the last five years none of the executive officers or directors of the Company have been convicted in a criminal proceeding.

         (e). During the last five years none of the executive officers or directors of the Company have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration. Not Applicable.

Item 4.  Purpose of Transaction.

         The Company disposed of the Common Stock of the Issuer, which the Company previously acquired for investment purposes.


Item 5.  Interest in Securities of the Issuer.

         (a). The Company is no longer the beneficial owner of any shares of Common Stock of the Issuer.

         (b). Not Applicable.

         (c). The Company sold 275,000 shares of the Issuer's Common Stock at the folloeing prices on the following dates in open market transactions:

         - 100,000 shares at $3 1/16 on January 29, 1997;
         - 100,000 shares at $3 1/4 on January 30, 1997; and
         -  75,000 shares at $3 1/2 on January 31, 1997.

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         (d). Not Applicable.

         (e). The Company ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on January 29, 1997.


Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer. Not Applicable

Item 7.  Material to be Filed as Exhibits. Not Applicable.


                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             2/5/97
                                       ------------------
                                            (Date)


                                       /s/ EDWARD MCCABE
                                       ------------------
                                          (Signature)


                                       EDWARD MCCABE, CFO
                                       ------------------
                                          (Name/Title)